Contact

www.linkedin.com/in/daniellediet zekfourplaysocial (LinkedIn)

Top Skills

Growth Hacking
Pitching Ideas
Customer Acquisition

Danielle Dietzek

Cofounder of Fourplay Social
New York

Summary

I'm a warm, unconventional, insatiably-inquisitive, natural-born entertainer who connects easily (and might lose my head if it wasn't attached to my body). I love documentaries and podcasts about things that have absolutely ZERO significance in my everyday life, such as cults, 'shrooms, ethics of sperm donation, overturned convictions, North Korea, the way dolphins communicate with one another, you get it.

Both professionally and in my heart, I'm a nurse. My biggest achievement is having helped approximately 2,640 babies breastfeed over the past 7+ years as a Maternal/Newborn RN. After obtaining my Masters, I spent 1.5 years working as a Nurse Practitioner in a primary care office, where I was the Primary Care Provider to a full caseload of patients. In the heart of the East Village, I was exposed to a wide range of social demographics and clinical profiles, but my favorite population was the 20-somethings because I could make an impact on their sexual, social, and mental health. Funny enough, many patients are users on Fourplay…

Fourplay, the plot twist. My friend, Julie (ironically a Physician Assistant), and I cofounded Fourplay Social in 2019. Fourplay is a mobile-first social network for singles where users team up with a friend, create a shared profile, and match with other pairs. Double dates are a more fun, lower pressure, and safer way to meet. While we've faced challenges since then (e.g. a global pandemic while working on the frontlines and bootstrapping our social-obligate business during a time of social distancing), we've gained significant traction and superfans.

Been hackin' the system from childhood until now. Ask me about the elaborate fake-report card scheme, 2 am pool parties the public pool, big cash for dog "playdates," etc... I'm constantly dialed to 130% for others and then cherish my alone time to recoup. Together with

my cofounder, who's an absolute animal when it comes to order, dedication, and exactness, we are FIERCE.

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Experience

Fourplay Social
Co-Founder
January 2019 - Present (3 years 6 months)

NYU Langone Health
Registered Nurse
January 2015 - Present (7 years 6 months)
New York, New York, United States

MICHELE MARTINHO M.D. P.C.
Family Nurse Practitioner
April 2018 - September 2019 (1 year 6 months)
New York, New York, United States

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Education

Pace University
Master's degree, Family Nurse Practitioner · (2014 - 2016)

Pace University
Accelerated Bachelor's Degree, Nursing · (2013 - 2014)

Penn State University
Bachelor of Education - BEd, Elementary Education and
Teaching · (2009 - 2013)

Ridgefield High School